Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Big Plays in the Online Gambling Space

NetworkNewsWire Editorial Coverage: Before COVID-19 transformed the world, many sectors were already moving toward digital adoption and adaption; the global pandemic has hastened that transition in many ways. The world revolves around smartphones, laptops, computer and digital devices as almost anything can be done online—from seeing a doctor to attending school. Even as hope for the pandemic ending surges, the trend to live life online is likely here to stay. The founders of Lottery.com (Profile) recognized the shifting trend years ago and were pioneers in addressing the untapped online global lottery market. The company has found a way to combine blockchain with other cutting-edge technology to provide at-home lottery participation, with the end goal of being a leader in the huge lottery and sports betting markets. Now the company is timing its entrance into another hot public market: investor appetite for special purpose acquisition companies, or SPACs. The gambling space could see unprecedented growth as the pandemic eases and the economy recovers. Some of the big players in the space have online options and are looking to benefit from all things digital. Boyd Gaming Corporation (NYSE: BYD) offers B Connected Online, a robust, attractive online player community. Caesars Entertainment Inc. (NASDAQ: CZR) has Caesars Casino & Sportsbook where users can participate in world-class casino games and wager on sports. Wynn Resorts Limited’s (NASDAQ: WYNN) WynnBET is a premier casino and sports betting app that was just awarded an online sports betting permit in Virginia, and Las Vegas Sands Corp. (NASDAQ: LVS) is reportedly eyeing online betting opportunities.

●	Valued at $398 billion, the global lottery market tops out at more than the SaaS, video games and film industries combined.
●	Lottery.com has announced a definitive agreement to become a public company through a business combination with a SPAC called Trident Acquisitions Corp. (Nasdaq: TDAC).
●	The company has created a suite of high-margin lottery products, with operations in 12 U.S. states and plans for expansion.
●	Future gross revenue forecasts estimate $71 million in 2021, $279 million in 2022 and $571 million in 2023.

Click here to view the custom infographic of the Lottery.com editorial.

Mind-Boggling Numbers

Multibillion-dollar markets are compelling opportunities, and that is certainly true of the $138 billion global video games or $158 billion Software-as-a-Service (SaaS) sectors. However, even more attractive is the $398 billion global lottery market —larger than the global video games and SaaS markets combined. Even more mind boggling are the projections that the global lottery market will reach $625 billion by 2025.

Despite the numbers, the opportunity is often unrecognized as long-held patterns of buying lottery tickets at a retail point of sale may seem hard to change. With less than 3% of global lottery sales made online, the challenge is evident, but the potential is vast: that’s only an estimated $12 billion market penetration into a nearly $400 billion industry. With an increase in online activity seemingly inevitable, the possibilities of growth and return seem appear significant.

A Winning Proposition

Relying on blockchain technology, Lottery.com is paving the way for a new digital world by creating a global marketplace for games of chance. One of the most recognized players in the space, Lottery.com is a leading provider of global lottery data with a varied product offering. The company’s online platform and mobile application provide an ideal avenue for users to play state-sanctioned lottery games anywhere, simply through their digital devices. The appeal of the service is clear; in 2020, Lottery.com reached a milestone, selling more than one million Powerball and Mega Millions tickets.

Lottery.com is working closely with state organizations to bridge the gap between retail and digital sales. Currently Lottery.com operates in 12 states; plans are in place to expand to six more in 2021 and to be operational in 34 states by the end of 2023. The company’s technology is designed to be turnkey, with blockchain as a digital ledger that enables users to securely play from a selection of sanctioned games, track winning numbers and jackpot totals, and access winnings in accordance with state laws. And as with retail lottery prizes, players receive 100% of the winnings.

How does Lottery.com win? The company receives revenue primarily from revenue service fees paid by app users and subscription fees for lottery data access from digital publishers and other data consumers. The company is already a top lottery data service provider, with more than 400 customers, including well-known names such as Google and Amazon. Lottery.com charges a subscription fee to its data clients plus a per-record fee for certain data sets; the model results in a margin that usually lands between 75%–95%.

The company has a spectrum of other business-to-consumer (B2C) and business-to-business (B2B) products that range in margin from 17% to 54%. These include a robust API platform for selling lottery tickets, domestic and international lotteries, international games, charitable sweepstakes and an innovative user subscription program that provides premium market data and exclusive, members-only lottery pools.

SPACs: The Hot Investment Trend

Lottery.com previously announced definitive agreement to go public through a business combination with Trident Acquisitions Corp. (NASDAQ: TDAC), a SPAC that raised money through an IPO exclusively for the purpose of acquiring a private company. It is anticipated that the resulting company will trade on NASDAQ under the ticker LTRY. SPACs are a hot investment trend right now. A recent Business Insider article reported that $166 billion in SPAC deals took place in the first quarter of this year, more than 2020 combined. The opportunity appeals to a broad range of savvy investors looking to for a quick entrance into the public domain.

The planned Lottery.com merger is particularly noteworthy, given the company’s management team, which includes successful serial entrepreneurs. In addition, the company’s list of investors and advisors who are betting big on the digital gaming market is equally impressive, including names such as Senator Mark Lipparelli (former chairman of Nevada Gaming Control Board and current chairman of Galaxy Gaming) and Paraag Marathe, president of the San Francisco 49ers Enterprises.

Winning Together

In addition, the online lottery pioneer is growing revenue through an eye-catching suite of services (effectively an e-commerce platform) and a data library packed with next-generation blockchain technology. The numbers alone speak to the power of the opportunity, with gross revenue rising at a compound annual growth rate of 363% from 2016 to 2020 as a strong foundation was being carefully and deliberately built. Management expects the trend to continue, with gross revenue forecasts estimated at approximately $71 million this year, $279 million in 2022 and $571 million in 2023.

Gross revenues aren’t the only objective for this company that is looking to be a leader. Lottery.com is committed to social impact as well, having just launched WinTogether, a program that allows players to donate to qualified causes while entering sweepstakes to win luxury prizes or once-in-a-lifetime experiences. The program’s inaugural campaign supported the Time for Trees(R) initiative where the winning participant could win a Tesla Cybertruck.

With a broad vision in place, Lottery.com is moving forward with high expectations that, as the digital trends continue to grows, digital gaming will be a winning ticket.

Playing the Betting Game

As the move to online living continues to touch every part of everyday living, the ability to play the betting game — lottery, sports, games and more — is certain to grow as well. Smart companies in the space see the writing on the wall and are launching into the space.

Boyd Gaming Corporation’s (NYSE: BYD) B Connected Online is the “best in sports betting right on your mobile device,” touts the company. The app allows users to wagers on all types of sports from football and basketball to tennis and golf, with the touch of a finger. Users can place straight bets, parlays, round robins or teasers; the app also enables users to view real-time scores, propositions and odds and access convenient account funding and access to winnings.

Caesars Entertainment Inc. (NASDAQ: CZR) calls its online offering a “sports book in the palm of your hand.” With Caesars Sportsbook, users enjoy a convenient way to place a sports wager anytime, anywhere the mobile sports app is approved and legal. Users can skip the lines and experience sports wagering using either an iOS or Android device. The app provides a way for users to wager securely and in real time; rewards can be redeemed anywhere in the Caesars Entertainment network, including hotels, restaurants, bars, etc.

Wynn Resorts Limited’s (NASDAQ: WYNN) just announced that it has been issued a permit for the operation of online sports betting in Virginia, the 10th state to be added to the growing list of jurisdictions where WynnBET plans to launch. The WynnBET mobile app will soon be made available to sports betting enthusiasts for registration and use throughout the state. Inspired by Wynn Resorts sophisticated brand experience, the WynnBET app offers an ultra-intuitive and highly responsive interface that delivers hundreds of sports betting options to delight both aficionados and beginners alike.

Las Vegas Sands Corp. (NASDAQ: LVS) is reportedly eyeing online betting opportunities. A Bloomberg article reported that Las Vegas Sands Corp. has had discussions with potential partners in the fast-growing field of sports betting, “setting the stage for a major shift in the company’s strategy, according to people familiar with the situation. Robert Goldstein, acting chief executive officer, is in the early stages of talks, but plans could involve using the Sands brands or the broader development of a betting platform by the company, said the people, who asked not be identified because the discussions are private.”

With online gambling markets a clear indicator of interest and potential, the online lottery space appears to be a play worth making as investors eye the future of gaming.

For more information about Lottery.com, please visit Lottery.com.

 Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination between Trident and Lottery.com, Trident and Lottery.com’s ability to consummate the transactions, the benefits of the transactions, Lottery.com’s estimated growth, operational and state expansion, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Lottery.com disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Lottery.com cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Lottery.com cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the proposed business combination; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Trident, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts Lottery.com’s current plans and operations as a result of the announcement of the transactions; (v) Lottery.com’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com’s business and the timing of expected business milestones; (viii) Lottery.com’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (x) the effects of competition on Lottery.com’s future business; (xi) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Proxy Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

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